                                                               Exhibit 4.5


THIS AGREEMENT is made the 20th day of October 2000 and sets out the terms and conditions of employment between ENODIS plc ("the Company") whose registered office is at Washington House, 40-41 Conduit Street, London W1R 9FB and ANDREW ALLNER of 9 The Crescent, Barnes, London SW13 0NN ("you" or "the Employee")

IT IS HEREBY AGREED AS FOLLOWS:-

1.  Commencement Date and Duration
    ------------------------------

    a) As from 30th October 2000 ("the Commencement Date") you will be employed by the Company under the terms of this Agreement and your employment will continue (subject to the provisions for early termination) unless terminated by the Company giving you 12 months' notice in writing or by your giving to the Company 3 months' notice in writing. No previous employment with the Company will count towards your continuity of service with the Company.

    b) During any period of notice of termination (whether given by the Company or you) the Company shall be under no obligation to assign any duties to you, or to provide any work for you and shall be entitled to exclude you from its premises, provided that this will not affect your entitlement to receive your normal salary and other benefits including your entitlement to continue existing participation in bonus and other incentive schemes including share option schemes, (except that you will cease to accrue holiday during any such period), provided always that this Clause 1(b) will not be utilised by the Company for any period in excess of 6 months.

    c) Notwithstanding Clause 1 (a) above, your employment will automatically terminate when you reach the normal retiring age applicable to employees of the Company.

    d) 1) In the event that the Company terminates your employment (including circumstances in which you are constructively dismissed) without "cause" (i.e. without a reason or reasons entitling the Company to terminate your employment immediately as set out in Clause 10 of this Agreement) during the first 12 months of your employment namely on or before 29 October 2001, the Company shall forthwith upon termination:

            i. pay you a sum equivalent to 95% of the value as at the date of termination of 12 months' basic salary;

            ii. if so agreed at the time by the Board (as hereafter defined), to pay you a sum equivalent to 95% of the value at the date of termination of 12 months' additional salary as calculated in accordance with Clause 7(a) hereof; and

            iii. procure that maximum discretions are exercised in your favour under the Company's bonus schemes, the Company's Executive Share Option Scheme, and schemes or plans referred to in Clause 7(g) and any successor schemes.

          It is recognised that the provisions set out at Clauses 1(d)(1)(i) to
          (iii) above represent pre-agreed liquidated damages and reflect a genuine pre-estimate of the loss that would otherwise be suffered by you, and that you are not required to mitigate your loss in relation to these pre-agreed liquidated damages.

          2) At any time within the first 12 months of your employment with the Company (ie. up to and including the 29 October 2001) following a change in control of the Company, you shall be entitled to serve seven days' written notice to terminate your employment (whether or not the Company has served notice of termination on you) and to receive precisely the same payments and benefits as are set out at Clause 1(d)(1)(i) to (iii) above save that:-

              i. the payment referred to in 1(d)(1)(ii) shall not be subject to agreement by the Board at the time;

              ii. you will also be entitled to a sum equivalent to the value of all your contractual benefits for a period of 12 months; and

              iii. you will also be entitled to a sum in respect of bonus due (if any) for the period worked up to the date of termination and a sum to reflect 95% of the bonus payment you would have received (if any in accordance with the rules of the bonus scheme) had you worked your period of notice with the Company payment of such bonus to be made in accordance with the rules of the said scheme, and for these purposes you shall be treated no less favourably than other executives of your status in respect of the level of bonus paid to you and shall be paid on the normal bonus payment dates of the said scheme.

              It is recognised that these payments and benefits represent pre-agreed liquidated damages and reflect a genuine pre-estimate of the loss that would otherwise be suffered by you and that you are not required to mitigate the loss in relation to these pre-agreed liquidated damages.

              For these purposes "change of control" means where any person (or persons acting in concert) obtains "control" (as defined in
              Section 840 of the Income and Corporation Taxes Act 1988) of the Company.

              The payments made under this Clause 1(d) shall be payable less tax and other statutory deductions which the Company is obliged to deduct from such payments.

2.  Duties
    ------

    a) You shall hold the office and serve the Company as Chief Financial Officer and will be appointed a Director of the Company on 30th October 2000. You shall during the course of your employment perform such duties and exercise such powers (consistent with such office and which are reasonably within your skill and competence) in respect of the Company and any subsidiary and associated companies (together called the "Group") as may from time to time be reasonably assigned to or reasonably vested in you by the Board of Directors of the Company ("the Board") and shall from time to time give to the Board all such information regarding such matters as it shall reasonably require and implement and apply the policy of the Company as set forth by the Board from time to time. You shall report to the Chief Executive of the Company for the time being.

    b) During your employment with the Company, unless prevented by ill health or authorised holidays, you will well and faithfully serve and promote the interest of the Company and the Group subject to any commitment you have in respect of the non-executive directorship referred to below. You are also required to give the whole of your time and attention to the service of the Company, and not (without the Company's written consent, which will not be unreasonably withheld) to engage or become interested in any other gainful trade, business or occupation, either independently or as an employee, or to accept any directorships or other positions outside the Group, but this does not preclude you from:

          i. holding not more than 5% of any class of issued shares or other securities which are listed or dealt with on any recognised stock exchange by way of bona fide investment; or

          ii. serving as a non-executive director of one other company at any time during your employment under this Agreement. For the avoidance of doubt, you shall be entitled to retain any fees paid in respect of any such non-executive directorship.

    c) During your employment under this Agreement, and for 6 months after its termination howsoever arising, you will comply (and procure that any spouse and minor children shall comply) with all rules of law, stock exchange regulations and any proper code of conduct of the Company of which you have been notified in writing for the time being in force in relation to your dealing in shares, debentures or other securities.

    d) The Company shall ensure that you shall have available such authority from the Board, such access to information and Company and Group records and such assistance from other administrative and managerial employees of the Company and Group, consultants and professional advisers, as are necessary for the proper performance of your duties.

    e) The Company and you hereby confirm that for the purpose of Working Time Regulations 1998 (which provide (save for certain exceptions) that average working time should not exceed 48 hours for each 7 day period) you will be regarded as having autonomous decision-taking powers. Notwithstanding this acknowledgement, in the event that you are found not to have autonomous decision-taking powers, you hereby agree that as from the Commencement Date the above mentioned limit shall not apply to you. This agreement by you shall remain in force indefinitely provided always that you may withdraw your agreement by giving not less than three months' written notice to the Company.

3.  Location and Travel
    -------------------

    a) You will work at the current Head Office of the Company or in any place within reasonable daily commuting distance from Barnes, South West London, which the Company may from time to time reasonably require, for the proper performance and exercise of your duties. The Company may reasonably require you to work for limited periods at other Company premises.

    b) You will also be required on a reasonable basis to travel on the business of the Company or Group, both within the United Kingdom and abroad.

4.  Expenses
    --------

    a) The Company will reimburse you the amount of all hotel, travelling and other expenses reasonably and properly incurred by you in the discharge of your duties for the Company on production of the appropriate receipts or evidence of expenditure.

    b) The Company also undertakes to reimburse the cost of your membership of relevant professional bodies.

5.  Hours of Work
    -------------

    The office hours are between 9:00 am and 5:15 pm Monday to Friday, with a one-hour break for lunch - a total of 36.25 hours. These hours are flexible and you will be expected to work such hours as are reasonably necessary to enable you to fulfil the requirements of this position.

6.  Remuneration
    ------------

    a) Your basic salary will be (Pounds)245,000 per annum ("basic salary"), or such higher amount, if any, resulting from the annual review currently undertaken by the Company on 1st October each year. Salary will accrue from day to day and is payable in equal monthly instalments in arrears by credit transfer to your bank account. Your first annual review will take place on 1st October 2001.

    b) You will participate in such discretionary bonus schemes as the Company may operate from time to time for employees of your status. If you are employed by the Company under this Agreement for part only of any bonus year, you shall be entitled to a pro-rated proportion of the bonus. On termination of employment, payment of such pro-rated proportion of bonus will be made within one month of the end of the calendar month in which your employment terminates.

7.  Benefits
    --------

    a) As you have indicated that you do not wish to join the Company's pension schemes, the Company agrees to make a payment to you equivalent to 27% of your base annual salary from time to time instead of making pension contributions into the schemes on your behalf. This payment will accrue from day to day and is payable in equal monthly instalments in arrears by credit transfer to your bank account.

    b) The Company shall, subject to your satisfying all underwriting conditions and Inland Revenue rules, provide you with life assurance cover of four times your basic salary.

    c) You shall be entitled to membership for yourself and your immediate family of the Company's medical insurance scheme, to membership for yourself of the prolonged disability scheme (if any) for the time being in force applicable to full-time employees of equivalent status of the Company in accordance with the rules applicable thereto subject to all underwriting conditions and Inland Revenue rules being met. The Company shall bear the subscriptions of such cover.

    d) You shall be entitled to participate in the Company's Executive Share Option Scheme. The Company, subject always to the rules of the scheme, will use its best endeavours to procure the grant of options up to the maximum permitted value (as defined by the rules of the scheme). Subject to shareholders' approval for introduction of a new Executive Share Option Scheme, you will be eligible for annual grant of executive share options of twice your basic annual salary from time to time, subject to Board approval at the time, such approval not to be unreasonably withheld.

    e)  Holidays
        --------

        The Company's holiday year is from April 1st to March 31st and your entitlement to paid holidays within that period is 25 days in addition to recognised English public and bank holidays. The entitlement to holiday accrues pro rata throughout each holiday year. The holidays are subject to prior approval of the Company and holidays may not be carried over into a subsequent year without permission, such permission not to be unreasonably withheld. On leaving the employment of the Company, you will be paid for any holidays outstanding. However, the Company reserves the right to recover any overpayment of holiday pay in excess of your entitlement.

    f)  Company Car
        -----------

        The Company will provide you with a suitable motor car commensurate with your status whilst you remain in this employment in accordance with the Company Car Policy. The Company will meet the cost of running, taxing, insuring, repairing and maintaining the said motor car, except that you will pay for fuel for private use outside the United Kingdom. You will be expected to treat the car with due care and diligence, and ensure that it is maintained in a roadworthy condition at all times. Where an accident is directly due to your own fault, you may be required to pay a contribution to the excess on the insurance, currently (Pounds)100.

    g) In addition to the bonus and benefits referred to in this Agreement, you shall be entitled to participate in such cash incentive plans, long-term incentive plans, share option schemes, bonus schemes and profit share schemes as are operated by the Company from time to time for employees of your status.

8. Illness
   -------

    a) Under the provision of the Statutory Sick Pay Scheme, should you be absent from work due to sickness or injury, you are required to:

          - Inform the Company by telephone or in writing as soon as possible during the morning of the first day of absence.
          -  Complete a Self-Certification Form for all periods of absence.
          - Produce a Doctor's Certificate for periods of absence exceeding seven days, including weekends and statutory holiday and for each week after the first week of absence.

    b) Unless disqualified, Statutory Sick Pay (SSP) will be paid by the Company for the normal working days absence (ie Monday to Friday inclusive - the qualifying days) up to a maximum of twenty-eight weeks in a single period of entitlement.

    c) Disqualification from SSP would be on statutory grounds, late notification without good cause, or in cases where the Company has not been satisfied on reasonable grounds that you are genuinely sick or incapacitated.

    d) Subject to compliance with the above, you will be entitled to sick pay at your normal rate of salary together with all benefits for a period not exceeding, in the aggregate, twenty-six weeks in the twelve months calculated back from the current illness.

    e) Should you be absent from work due to sickness for a period or periods in the aggregate in excess of twenty-six weeks in any twelve months, or be subject to persistent or recurring absence due to illness, the Company may require you to undergo an examination by a doctor, the expense of such examination to be borne by the Company.

    f) In the event of sickness or injury continuing for longer than twenty-six weeks, you will be retained on the Company's payroll for the purpose of receiving any Prolonged Disability Benefits which may be payable. Such continued employment is conditional upon your being and continuing to be entitled to receive the said disability benefit and if you are not so entitled or cease to be so entitled for any reason, the Company may treat your employment as terminated. The Company shall not terminate your employment by reason of illness-related absence if such termination would deprive you of the actual or potential benefit of payments made under any prolonged disability benefits scheme.

9.  Health and Safety
    -----------------

        The Company attaches great importance to the health and safety of its employees, and recognises a duty to prevent, where possible, personal injury by ensuring that the design, construction, operation and maintenance of all equipment, facilities and systems are in accordance with Health and Safety Requirements. In order to achieve this aim, you must ensure not only that you comply with all the requirements of the Company, but also that appropriate training and instruction is given to all employees whom you control in order to prevent injury to themselves and others. The Company has designated the Company Secretary as responsible for the co-ordination of Health and Safety within the Head Office of the Company, and any queries regarding Health and Safety should be directed to him in the first instance.

10. Summary Termination of Employment
    ---------------------------------

    Your employment may be terminated by the Company without notice or payment in lieu of notice:

    a) If you are guilty of any gross default or gross misconduct in connection with or affecting the business of the Company or any company in the Group for which you are required by this Agreement to render services; or

    b) In the event of any serious or repeated breach or serious or repeated non-observance by you of any of the stipulations contained in this Agreement; provided that if such breach or non-observance is capable of remedy, you shall have failed to remedy it within such reasonable period being not less than 30 days, as is specified in a written notice from the Company specifying the breach or non-observance and requiring it to be remedied; or

    c) If you have an interim receiving order made against you, become bankrupt or make any composition or enter into any deed of arrangement with your creditors; or

    d) If you are convicted of any arrestable criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed); or

    e) If you are disqualified from holding office in another company in which you are concerned or interested because of wrongful trading under the Insolvency Act 1986; or

    f) If you become of unsound mind or become a patient under the Mental Health Act 1983; or

    g) If you are convicted of any offence under the Companies Securities (Insider Dealing) Act 1985 or under any other present or future statutory enactment or regulations relating to insider dealings.

11.  Resignation and Return of Company Property
     ------------------------------------------

     a) Upon the termination, by whatever means, of this Agreement, you will forthwith deliver to the Company all credit cards, keys and other property of, or relating to the business of the Company and the Group, wherever held, including all computer generated material, whether on disk or otherwise, which may be in your possession or under your power or control, save that this Clause 11(a) does not apply to Board minutes of the Company or any company in the Group and any documentation referred to therein relating to any period during which you were a director of the Company or such Group company which shall nevertheless remain confidential.

     b) If, for any reason and with the consent of the Company, you retain the use of a motor car, or other Company property, for a period following the termination of this Agreement, the Company shall be entitled to hold a reasonable sum of money as surety against the return of such property in fit and proper condition at an agreed time and place.

     c) Upon the termination of your employment, you will immediately resign from any office held as a Director or Secretary of companies in the Group as may be so requested, without claim for compensation.

12.  Confidential Information
     ------------------------

     a) Unless ordered to do so by a court of competent jurisdiction you will not, either during the continuance of this employment, except so far as is necessary in the performance of your duties, or thereafter, without first having the consent in writing of the Company, divulge to any third party whatsoever any confidential information concerning the business, accounts, finances, materials, machinery, processes, secrets, dealings, transactions or affairs of the Company or any other company in the Group which has or may come to your knowledge during the course of this employment. For the purposes of this clause "confidential information" shall include but not be limited to the following (whether recorded in writing, on computer disc on in any other manner) :- internal management accounts; customer data; investment and pricing policies; product performance data; documents disclosing names and addresses of customers and suppliers of the Company and/or the Group; the contact name at such customer or supplier; the requirements of such customer or supplier; discounts offered by the Company and/or the Group; computer passwords. This duty remains binding on you even after your employment with the Company has terminated. The restrictions contained in this Clause 12(a) shall cease to apply with respect to any information which comes into the public domain otherwise than through unauthorised disclosure by you.

     b) You will not, except in the normal course of business, publish any literature, deliver any lectures or make any communication with the Press or Media except with the prior permission of the Company.

13.  Inventions and Improvements
     ---------------------------

     Any invention, improvement, modification, discovery or design made by you solely, or jointly with any other person, arising out of or during the course of your employment shall be the sole property of the Company unless it deems otherwise.

14.  Post Employment Restrictions
     ----------------------------

     a) For a period of 12 months following the termination of your employment, you will not without the prior written consent of the Company, on your own behalf or on behalf of any person, firm or company directly or indirectly:

         i. Endeavour to solicit or entice away from the Group any person who at any time during the period of 12 months immediately preceding the termination of your employment was employed or engaged by the Group at Senior Management level or above and with whom you had material contact during the course of your employment with the Company, or

         ii. be associated with any bid for or purchase of any business within the United Kingdom, which the Company had at, any time during the 12 months immediately prior to the termination of your employment entered into negotiations or discussions with, or had investigated, in each case with a view to the purchase of, or to bid for that business, and in which proposed bid or purchase you were personally involved.

    b) For a period of 12 months following the termination of your employment with the Company, you will not without the prior written consent of the Company, be employed by, have interest in, act as advisor or consultant to, any other company which at the time of your ceasing to be employed by the Company is deemed to be materially in the same business as that of the Company in respect of any business carried on by the Company with which you are materially involved in the period of 12 months immediately prior to the termination of your employment.

     c) The period of the restrictions set out in Clauses 14(a)(i) and (ii) and 14(b) above shall be reduced pro rata by any period during which the Company exercises its rights under Clause 1(b) above.

15.  Data Protection
     ---------------

     You acknowledge that the Company will hold the information contained within this Agreement on your personal file. You are entitled under statute to have access to this file and to other information the Company holds about you pursuant to your employment hereunder (whether in computerised or manual record form) subject to certain restrictions imposed by law.

16.  Grievance and Disciplinary Procedures
     -------------------------------------

     a) If you wish to seek redress of any grievance relating to your employment (other than one relating to a disciplinary decision) you should refer such grievance to your immediate superior and if the grievance is not resolved by discussion with him, it will be referred to the Board for resolution.

     b) The Company's disciplinary procedures from time to time in force will be provided to you for information purposes only and do not form part of the contractual provisions of this Agreement.

17.  Definitions
     -----------

     In this Agreement, "associated companies" shall mean companies which are from time to time subsidiaries or holding companies of the Company or subsidiaries (other than the Company) of holding companies of the Company and "subsidiary" and "holding company" shall have the meanings respectively ascribed thereto by Section 736 of the Companies Act 1985.

18.  Governing Law
     -------------

     This Agreement shall be governed by and construed in accordance with the law of England and the parties agree to submit to the non-exclusive jurisdiction of the English courts as regards any claim or matter arising in respect of this Agreement.

DATE:    20th October 2000

SIGNED by:   /s/ D R Hooper
           -----------------
For and on the behalf of ENODIS plc

SIGNED by the said ANDREW ALLNER:  /s/ Andrew Allner
                                   -----------------

[Letterhead of Enodis plc]

5 April 2001
A.J. Allner
9, The Crescent
Barnes
London
SW13 0NN

Dear Andrew:

This letter confirms the terms of a short-term incentive scheme agreed between the Company and you.

The Company will make a cash payment to you of a gross sum calculated by reference to the following:

   (a) $5,000 per 1p increase in the price of the Company's ordinary share above 100p to the price of the Company's ordinary share being calculated as the average of the closing mid-market price of the Company's ordinary shares on the 5 dealing days following the preliminary announcement by the Company of its annual results for the year ending 30 September 2001 OR, the price paid by an acquiring company in the event of a change of control of the Company prior to the preliminary announcement.

   (b) The minimum payment which may be made to you under this arrangement will be $250,000.

   (c)  There is no maximum payment under this arrangement.

   (d)  The usual statutory deductions will be applied to this payment.

   (e) Payment of this sum will be made within 10 days of the earlier of the preliminary announcement by the Company of its annual results or any offer made by an acquiring company to buy the entire issued share capital of the Company being declared wholly unconditional.

This letter also confirms that the period of 12 months mentioned in the first line of clause 1(d)(2) of your service contract dated 20/th/ October 2000 is extended to 18 months and the period of seven days mentioned in clause 1(d)(2) is increased to 90 days.

Yours sincerely,

P.M. Brooks
-----------
Chairman

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